SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

Sumco Corp.
(Exact name of Issuer of deposited securities as specified in its charter)
Japan
(Jurisdiction of Incorporation or organization of Issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street, New York, New York 10005
Tel. No.: (212) 250-9100
(Address, including zip code, and telephone number of depositary's principal offices)

DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number of agent for service)

Copy to:
DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York 10005

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing     ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two common shares of Sumco Corp.	50,000,000	$0.05	$2,500,000	$98.25
(1)Each unit represents one American Depositary Share.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Articles (12) and (14)
(iii)	Collection and distribution of dividends	Article (13)
(iv)	Transmission of notices, reports and proxy soliciting material	Articles (11) and (12)
(v)	Sale or exercise of rights	Articles (13) and (14)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (13) and (16)
(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (18) and (19)
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (3)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (1), (2), (4), (6), (15), (16) and (17)
(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Articles (1), (2), (4), (7), (16) and (17)
(3)	Fees and Charges	Article (20)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary
(a) Statement that the issuer of the deposited securities specified above currently furnishes the Securities and Exchange Commission (hereinafter referred to as the "Commission") with certain public reports and documents required by foreign law or otherwise pursuant to, or otherwise complies with the provisions of, Rule 12g3-2(b) under the Securities Exchange Act of 1934
Receipt Filed Herewith as Prospectus Article (11)

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Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of counsel to the Depositary as to the legality of the securities to be registered.

(e) Certification under Rule 466.

Item 4. UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 26, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for common shares of Sumco Corp.

By:	DEUTSCHE BANK TRUST COMPANY
AMERICAS, Depositary

By:	/s/James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/Chris Konopelko
Name:	Chris Konopelko
Title:	Vice President

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INDEX TO EXHIBITS

Exhibit Number
(a)	Form of ADR
(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered.
(e)	Rule 466 Certification